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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Seacoast Banking Corporation of Florida

(Name of issuer)

Common Stock, par value $0.10 per share

(Title of class of securities)

811707306

(CUSIP number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, address and telephone number of person authorized to receive notices and communications)

June 29, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 20 pages.

Exhibit Index located on Pgs 19-20	SEC 1746 (12-91)

SCHEDULE 13D
CUSIP No. 811707306		Page 2 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 3,962,069
	9.	Sole dispositive power
	10.	Shared dispositive power 3,962,069
11.	Aggregate amount beneficially owned by each reporting person 3,962,069
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 4.24%
14.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 3 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 2,535,504
	9.	Sole dispositive power
	10.	Shared dispositive power 2,535,504
11.	Aggregate amount beneficially owned by each reporting person 2,535,504
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 2.72%
14.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 4 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 24,237
	9.	Sole dispositive power
	10.	Shared dispositive power 24,237
11.	Aggregate amount beneficially owned by each reporting person 24,237
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.03%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 5 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 92,051
	9.	Sole dispositive power
	10.	Shared dispositive power 92,051
11.	Aggregate amount beneficially owned by each reporting person 92,051
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.10%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 6 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 536,641
	9.	Sole dispositive power
	10.	Shared dispositive power 536,641
11.	Aggregate amount beneficially owned by each reporting person 536,641
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.57%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 7 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 190,303
	9.	Sole dispositive power
	10.	Shared dispositive power 190,303
11.	Aggregate amount beneficially owned by each reporting person 190,303
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.20%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 8 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta MLC Fund, LP
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 483,413
	9.	Sole dispositive power
	10.	Shared dispositive power 483,413
11.	Aggregate amount beneficially owned by each reporting person 483,413
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.52%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 9 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta MLC Offshore, Ltd
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 136,262
	9.	Sole dispositive power
	10.	Shared dispositive power 136,262
11.	Aggregate amount beneficially owned by each reporting person 136,262
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.15%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 10 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Titan Fund, LP
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 1,399,162
	9.	Sole dispositive power
	10.	Shared dispositive power 1,399,162
11.	Aggregate amount beneficially owned by each reporting person 1,399,162
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 1.50%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 11 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 1,000,000
	9.	Sole dispositive power
	10.	Shared dispositive power 1,000,000
11.	Aggregate amount beneficially owned by each reporting person 1,000,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 1.07%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 12 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Matthew Byrnes
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100,000
	8.	Shared voting power 1,000,000
	9.	Sole dispositive power 100,000
	10.	Shared dispositive power 1,000,000
11.	Aggregate amount beneficially owned by each reporting person 1,100,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 1.18%
14.	Type of reporting person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 811707306		Page 13 of 20 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 3,962,069
	9.	Sole dispositive power
	10.	Shared dispositive power 3,962,069
11.	Aggregate amount beneficially owned by each reporting person 3,962,069
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 4.24%
14.	Type of reporting person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of Seacoast Banking Corporation of Florida (the “Issuer”) with its principal office at 815 Colorado Avenue, Stuart, FL 34994.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”) and Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”), Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”) and Malta Titan Fund, LP, a Cayman Islands limited partnership (“Titan”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC and Titan (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, (vii) MLC, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, (ix) Titan, with respect to shares of Common Stock beneficially owned by it and (x) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII., MO, MLC, MLCO and Titan; and as managing member of SOAM Ventures, LLC (“Ventures”), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. (“SCP”), a Delaware limited partnership of which Ventures is the management company, (xi) Matthew Byrnes, as a member of the investment committee of SCP, with respect to shares of Common Stock beneficially owned by SCP and with respect to any shares of Common Stock individually owned by Mr. Byrnes. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, MHFII, MLC and Titan are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO and MLCO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, SCP, MO, MLC, MLCO, Titan, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”). In his capacity as a member of the investment committee of SCP, Mr. Byrnes shares the voting and dispositive power over all shares of Common Stock beneficially owned by SCP.

(b) The address of the principal offices of each of MP, MHF, MHFII, SCP, MLC, Titan, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO and MLCO is c c/o Citi Hedge Fund Services (Cayman) Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022. The address for Mr. Byrnes is c/o SOAM Venture Holdings, 780 Third Avenue, 5th Floor, New York, New York 10017.

(c) The principal business of MP, MHF, MHFII, MLC, Titan and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO and MLCO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO and MLCO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM. The principle business of Mr. Byrnes is an investor.

(d) During the last five years, none of MP, MHF, MHFII, SCP MO, MLCO, Titan, Holdings, SOAM, S.O. Holdings or Mr. Maltese or Mr. Byrnes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MHFII, MO, SCP, MLCO, Titan, Holdings, SOAM, S.O. Holdings or Mr. Maltese or Mr. Byrnes has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese and Mr. Byrnes are U.S. citizens.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, SCP, MLC, MLCO and Titan is $51,225, $193,875, $1,129,650, $401,700, $2,250,000, $1,029,750, $293,900 and $2,943,425 respectively. Such shares were purchased with the investment capital of the respective entities. The net investment cost of the shares of Common Stock held solely by Mr. Byrnes is $225,000.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon an aggregate of 93,379,222 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on June 25, 2010:

(i)	MP beneficially owned 24,237 shares of Common Stock, constituting 0.03% of the shares outstanding.

(ii)	MHF beneficially owned 92,051 shares of Common Stock, constituting approximately 0.10% of the shares outstanding.

(iii)	MHFII beneficially owned 536,641 shares of Common Stock, constituting approximately 0.57% of the shares outstanding.

(iv)	MO beneficially owned 190,303 shares of Common Stock, constituting approximately 0.20% of the shares outstanding.

(v)	MLC beneficially owned 483,413 shares of Common Stock, constituting approximately 0.52% of the shares outstanding.

(vi)	MLCO beneficially owned 136,262 shares of Common Stock, constituting approximately 0.15% of the shares outstanding.

(vii)	Titan beneficially owned 1,399,162 shares of Common Stock, constituting approximately 1.50% of the shares outstanding.

(viii)	SCP beneficially owned 1,000,000 shares of Common Stock, constituting approximately 1.07% of the shares outstanding.

(ix)	Mr. Byrnes directly owned 100,000 shares of Common Stock. By reason of his position as a Member of the Investment Committee of SCAP, Mr. Byrnes may be deemed to beneficially own the shares owned by SCP which constitutes 1.18% of the shares outstanding.

(x)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, MLC, MLCO, Titan and as an affiliate of Ventures, management company for SCP, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the shares of Common Stock held by each, which constitutes approximately 4.24% of the shares outstanding.

(xi)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII, MLC and Titan under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the shares of Common Stock held by each, which constitutes approximately 2.72% of the shares outstanding.

(xii)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the shares owned by MP, MHF, MHFII, MO, MLC, MLCO, Titan and SCP, which constitutes approximately 4.24% of the shares outstanding.

(xiii)	In the aggregate, the Reporting Persons beneficially own 3,962,069 shares of Common Stock, constituting approximately 4.24% of the shares outstanding.

(xiv)	S.O. Holdings directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO and MLCO have the power to dispose of and to vote the shares of Common Stock beneficially owned by each. MO and MLCO are each a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each. Mr. Maltese, as President and managing member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to June 29, 2010, the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
05/13/10	Sale	2.3196	(200)
06/24/10	Sale	1.3428	(700)
06/25/10	Sale	1.3445	(2,300)
06/29/10	Reorganization*	1.4500	4,137

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
05/13/10	Sale	2.3196	(600)
06/24/10	Sale	1.3428	(2,500)
06/25/10	Sale	1.3445	(3,500)
06/29/10	Reorganization*	1.4500	16,551

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
05/13/10	Sale	2.3196	(3,300)
06/24/10	Sale	1.3428	(14,700)
06/25/10	Sale	1.3445	(22,300)
06/29/10	Reorganization*	1.4500	97,241

Transactions by MO last 60 days

Date	Transaction	Price	Shares
05/13/10	Sale	2.3196	(1,100)
06/24/10	Sale	1.3428	(5,000)
06/29/10	Reorganization*	1.4500	33,103

Transactions by MLC last 60 days

Date	Transaction	Price	Shares
05/13/10	Sale	2.3196	(2,900)
06/24/10	Sale	1.3428	(13,100)
06/29/10	Reorganization*	1.4500	72,413

Transactions by MLCO last 60 days

Date	Transaction	Price	Shares
05/13/10	Sale	2.3196	(1,100)
06/24/10	Sale	1.3428	(4,800)
06/25/10	Sale	1.3445	(30,500)
06/29/10	Reorganization*	1.4500	15,862

Transactions by Titan last 60 days

Date	Transaction	Price	Shares
05/13/10	Sale	2.3196	(8,200)
06/24/10	Sale	1.3428	(36,400)
06/29/10	Reorganization*	1.4500	255,862

Transactions by SCP last 60 days

Date	Transaction	Price	Shares
05/13/10	Sale	2.3196	(8,000)
06/24/10	Sale	1.3428	(102,900)
06/25/10	Sale	1.3445	(34,100)

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

*	The transaction represents the conversion of Series B Manditorily Convertible Noncumulative Nonvoting Preferred Stock to common shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD.		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
Director
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset
Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
Terry Maltese
By:	/s/ Terry Maltese		President
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Malta MLC Fund, LP		Malta MLC Offshore Fund, LTD

By:	SOAM Holdings, LLC,	By:	/s/ Terry Maltese
	the sole general partner		Terry Maltese
Director
By:	/s/ Terry Maltese
Terry Maltese
Managing Member

Malta Titan Fund, L.P.		Matthew Byrnes

By:	SOAM Holdings, LLC,	By:	/s/ Matthew Byrnes
	the sole general partner		Matthew Byrnes

By:	/s/ Terry Maltese
Terry Maltese
Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: July 9, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD.		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
Director
		By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset
Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
Terry Maltese
By:	/s/ Terry Maltese		President
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Malta MLC Fund, LP		Malta MLC Offshore Fund, LTD

By:	SOAM Holdings, LLC,	By:	/s/ Terry Maltese
	the sole general partner		Terry Maltese
Director
By:	/s/ Terry Maltese
Terry Maltese
Managing Member

Malta Titan Fund, L.P.		Matthew Byrnes

By:	SOAM Holdings, LLC,	By:	/s/ Matthew Byrnes
	the sole general partner		Matthew Byrnes

By:	/s/ Terry Maltese
Terry Maltese
Managing Member